Exhibit 99.2

Interxion Holding NV

Interim Report

for the three-month period ended

March 31, 2012

Schiphol-Rijk, May 2012

First Quarter Highlights

•	Revenue increased by 14% to €65.8 million (Q1 2011: €57.9 million)

•	Adjusted EBITDA for the quarter increased by 23% to €27.3 million (Q1 2011: €22.2 million)

•	Adjusted EBITDA margin for the quarter increased to 41.5% (Q1 2011: 38.4%)

•	Net profit increased by 210% to €8.7 million (Q1 2011: €2.8 million)

•	Capital expenditure, including intangible assets[1], was €61.1 million

Financial Results

Total revenue for the first quarter of 2012 – which, on a constant currency basis, included a foreign currency gain of €0.4 million compared with Q1 2011 – increased by 14%, to €65.8 million (Q1 2011: €57.9 million). Recurring revenue, consisting primarily of colocation and power services, was 95% of total revenue in the period (Q1 2011: 94%).

Cost of sales for the first quarter increased by 7%, to €26.5 million, compared with the first quarter of 2011 (Q1 2011: €24.8 million). Gross profit margin increased to 59.7%, compared with the same quarter of 2011 (Q1 2011: 57.2%). Sales and marketing costs in the first quarter were €4.9 million, up 15% compared with the same quarter in the previous year (Q1 2011: €4.2 million). General and administrative costs, excluding depreciation, amortisation, exceptional general and administrative costs, and share-based payments, were €7.1 million, an increase of 7% compared with the first quarter of 2011 (Q1 2011: €6.7 million). Depreciation and amortization increased by 13%, compared with the previous-year first quarter, to €9.7 million (Q1 2011: €8.5 million).

Net financing costs for the first quarter of 2012 were €4.4 million, compared with €6.6 million in the first quarter of 2011.

Net profit was €8.7 million in the first quarter of 2012, up 210% from the first quarter of 2011 (Q1 2011: €2.8 million).

Adjusted EBITDA for the first quarter of 2012 was €27.3 million, up 23% year-on-year (Q1 2011: €22.2 million). Adjusted EBITDA margin expanded to 41.5%, compared with 38.4% in the first quarter of the previous year.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €25.4 million, up 23% year-on-year (Q1 2011: €20.7 million). Net cash used in investing activities during the first quarter was €61.9 million (Q1 2011: €19.5 million). Capital expenditure, including intangible assets, was €61.1 million in the first quarter and included the exercise of an option to purchase the land and buildings of the Amsterdam 6 data centre, which is currently under construction. Of the capital expenditure, including intangible assets, €58.4 million was attributable to capital expenditure on expansion and upgrades, while the balance was attributable to on-going capital expenditure.

1)

Capital expenditure, including intangible assets, represents payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Interim Report: Three months ended March 31, 2012	2
This Interim Report is unaudited

Cash and cash equivalents were €98.2 million March 31, 2012, down from €142.7 million at year-end 2011, as a result of capital expenditure on data centre builds. The revolving credit facility remained undrawn.

Equipped space at the end of the first quarter of 2012 was 64,800 square meters, compared with 61,000 square meters at the end of the first quarter of 2011 and 62,800 square meters at the end of the fourth quarter of 2011. Utilisation rate, the ratio of revenue-generating space to equipped space, was 73%, the same as in the first quarter of 2011 and down from 75% in the fourth quarter of 2011.

Interim Report: Three months ended March 31, 2012	3
This Interim Report is unaudited

About Interxion

Interxion, a leading provider of carrier-neutral colocation data centre services in Europe, serves more than 1,200 customers. Our data centres enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. They act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offer, carrier-neutral colocation services, includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructures. Our services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offer with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross-connects, data backup and storage.

Our headquarters are near Amsterdam, The Netherlands; we deliver our services in 11 countries through 29 data centres strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid – Europe’s main data centre markets. Because our data centres are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centres house connections to more than 400 carriers and Internet service providers, and 18 European Internet exchanges, which enable our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers, Internet service providers and other customers fosters the development of value-added communities of interest, which are important to customers in each of the segments in which we operate: network providers, managed services providers, enterprises, financial services and digital media.

Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community, to existing and to potential customers.

Interim Report: Three months ended March 31, 2012	4
This Interim Report is unaudited

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended March 31, 2012, is published to comply with the reporting requirements in the Indenture, dated February 12, 2012, among Interxion Holding NV, as Issuer; Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd, and Interxion Deutschland GmbH, as Initial Guarantors; The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent; The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent; and Barclays Bank PLC, as Security Trustee. Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days of the end of the fiscal quarter ended March 31, 2012, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended March 31, 2012, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended March 31, 2012, and for the quarter ended March 31, 2011, together with condensed footnote disclosure; and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-GAAP Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits/(losses) of non-group companies. We present Adjusted EBITDA as additional information because we understand that it is a measure used by certain investors and is used in our financial covenants in our revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. Other companies may, however, present Adjusted EBITDA differently. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered as an alternative to operating profit, as a measure of liquidity, or as an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

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This Interim Report is unaudited

Consolidated Interim Income Statement

		For the Three Months Ended
		Mar 31, 2012	Mar 31, 2011
	Note	€000	€000
Revenue	6	65,812	57,892
Cost of sales	6	(26,499)	(24,780)

Gross Profit		39,313	33,112
Other income	6	118	127
Sales and marketing costs	6	(4,850)	(4,212)
General and administrative costs	6	(17,521)	(17,299)

Operating Profit		17,060	11,728
Interest income	7	213	513
Interest expense	7	(4,648)	(7,101)

Profit Before Taxation		12,625	5,140
Income tax expense	8	(3,929)	(2,332)

Profit for the Period Attributable to Shareholders		8,696	2,808

Earnings per share
Basic earnings per share: (€)		0.13	0.05
Diluted earnings per share: (€)		0.13	0.05

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended March 31, 2012	6
This Interim Report is unaudited

Consolidated Interim Statement of Comprehensive Income

	For the Three Months Ended
	Mar 31, 2012	Mar 31, 2011
	€000	€000
Profit for the period attributable to shareholders	8,696	2,808
Other Comprehensive Income
Foreign currency translation differences	550	(2,305)

Total Other Comprehensive Income	550	(2,305)

Tax	(96)	—

Total Other Comprehensive Income, Net of Tax	454	(2,305)

Total Comprehensive Income Recognized in the Period	9,150	503

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended March 31, 2012	7
This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

		Mar 31, 2012	Dec 31, 2011
As at	Note	€000	€000
Non-current Assets
Property, plant and equipment	9	526,592	477,798
Intangible assets		13,661	12,542
Deferred tax assets		37,200	39,557
Financial fixed assets		774	—
Other non-current assets		3,380	3,841

		581,607	533,738
Current Assets
Trade and other current assets		75,067	67,874
Cash and cash equivalents		98,180	142,669

		173,247	210,543

Total Assets		754,854	744,281

Shareholders’ Equity
Share capital		6,691	6,613
Share premium		469,377	466,166
Foreign currency translation reserve		7,840	7,386
Accumulated deficit		(140,908)	(149,604)

		343,000	330,561
Non-current Liabilities
Trade payables and other liabilities		10,717	10,294
Deferred tax liability		1,921	1,742
Provision for onerous lease contracts		9,941	10,618
Borrowings		257,430	257,267

		280,009	279,921
Current Liabilities
Trade payables and other liabilities		124,955	127,639
Income tax liabilities		3,014	2,249
Provision for onerous lease contracts		3,116	3,108
Borrowings		760	803

		131,845	133,799

Total Liabilities		411,854	413,720

Total Liabilities and Shareholders’ Equity		754,854	744,281

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended March 31, 2012	8
This Interim Report is unaudited

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumu- lated deficit	Total equity
	€000	€000	€000	€000	€000
Balance at January 1, 2012	6,613	466,166	7,386	(149,604)	330,561
Profit for the period	—	—	—	8,696	8,696
Other comprehensive income	—	—	550	—	550
Tax on other comprehensive income	—	—	(96)	—	(96)

Total Comprehensive Income	—	—	454	8,696	9,150
Exercise of options	78	2,472	—	—	2,550
Share-based payments	—	739	—	—	739

Total Contributions by and Distributions to Owners of the Company	78	3,211	—	—	3,289

Balance at March 31, 2012	6,691	469,377	7,840	(140,908)	343,000

Balance at January 1, 2011	4,434	321,078	4,933	(175,176)	155,269
Profit for the period	—	—	—	2,808	2,808
Total other comprehensive income	—	—	(2,305)	—	(2,305)

Total Comprehensive Income	—	—	(2,305)	2,808	503
IPO proceeds	1,625	142,487	—	—	144,112
Conversion of preference shares	337	(337)	—	—	—
Liquidation price to former preferred shareholders	—	(3,055)	—	—	(3,055)
Exercise of options	162	2,162	—	—	2,324
Share-based payments	—	340	—	—	340

Total Contributions by and Distributions to Owners of the Company	2,124	141,597	—	—	143,721

Balance at March 31, 2011	6,558	462,675	2,628	(172,368)	299,493

The accompanying notes form an integral part of these consolidated interim financial statements

Interim Report: Three months ended March 31, 2012	9
This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the Three Months Ended
	Mar 31, 2012	Mar 31, 2011
	€000	€000
Profit for the period	8,696	2,808
Depreciation and amortization	9,655	8,526
IPO transaction costs	—	1,725
Unwinding provision for onerous lease contracts	(785)	(774)
Share-based payments	739	340
Net finance expense	4,435	6,588
Income tax expense	3,929	2,332

	26,669	21,545

Movements in trade and other current assets	(6,927)	(7,283)
Movements in trade and other payables	5,677	6,415

Cash Generated from Operations	25,419	20,677

Interest paid	(9,974)	(12,159)
Interest received	148	271
Income tax paid	(711)	(687)

Net Cash Flow from Operating Activities	14,882	8,102

Cash Flow from Investing Activities
Purchase of property, plant and equipment	(59,695)	(19,124)
Purchase of intangible assets	(1,405)	(394)
Acquisition of other investments	(774)	—

Net Cash Flow from Investing Activities	(61,874)	(19,518)

Cash Flow from Financing Activities
Proceeds from exercised options	2,550	2,324
Proceeds from issuance of new shares	—	143,352
Repayment of “Liquidation Price” to former preferred shareholders	—	(3,055)
Proceeds from Revolving Credit Facility and Senior Secured Notes	—	(439)
Other borrowings	(57)	(739)

Net Cash Flow from Financing Activities	2,493	141,443
Effect of exchange rate changes on cash	10	117

Net Movement in Cash and Cash Equivalents	(44,489)	130,144
Cash and cash equivalents, beginning of period	142,669	99,115

Cash and Cash Equivalents, End of Period	98,180	229,259

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three months ended March 31, 2012	10
This Interim Report is unaudited

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the quarter ended March 31, 2012 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centres.

2	Statement of Compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended December 31, 2011; these are contained in the 2011 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on April 27, 2012, which is publicly available on the company’s website – www.interxion.com.

3	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended December 31, 2011, except for the new Standards and Interpretations effective as of January 1, 2012. Compared with the accounting principles as applied in the 2011 financial statements, these did not have a significant impact on the financial position or performance of the Group.

4	Estimates and seasonality

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011 in the 2011 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

5	Financial Risk Management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2011 Annual Report (Form 20-F).

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This Interim Report is unaudited

6	Information by Segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

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	FR, DE, NL and UK	Rest of Europe	Sub-total	Corporate and other	Total
For the Three Months Ended March 31, 2012	€000	€000	€000	€000	€000
Recurring revenue	38,013	24,266	62,279	—	62,279
Non-recurring revenue	2,292	1,241	3,533	—	3,533
Revenue	40,305	25,507	65,812	—	65,812
Cost of sales	(15,080)	(9,854)	(24,934)	(1,565)	(26,499)

Gross Profit/(Loss)	25,225	15,653	40,878	(1,565)	39,313
Other income	118	—	118	—	118
Sales and marketing costs	(1,418)	(951)	(2,369)	(2,481)	(4,850)
General and administrative costs	(7,716)	(5,007)	(12,723)	(4,798)	(17,521)

Operating Profit/(Loss)	16,209	9,695	25,904	(8,844)	17,060
Net finance expense					(4,435)

Profit Before Tax					12,625

Total assets	461,638	188,967	650,605	104,249	754,854
Total liabilities	98,395	42,723	141,118	270,736	411,854
Capital expenditure, including intangible assets*	(52,493)	(7,923)	(60,416)	(684)	(61,100)
Depreciation and amortization	(5,325)	(3,606)	(8,931)	(724)	(9,655)
Adjusted EBITDA	21,577	13,408	34,985	(7,649)	27,336

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the Three Months Ended March 31, 2011	€000	€000	€000	€000	€000
Recurring revenue	32,245	21,897	54,142	—	54,142
Non-recurring revenue	2,427	1,323	3,750	—	3,750
Revenue	34,672	23,220	57,892	—	57,892
Cost of sales	(14,377)	(9,033)	(23,410)	(1,370)	(24,780)

Gross Profit/(Loss)	20,295	14,187	34,482	(1,370)	33,112
Other income	127	—	127	—	127
Sales and marketing costs	(1,312)	(802)	(2,114)	(2,098)	(4,212)
General and administrative costs	(7,368)	(4,281)	(11,649)	(5,650)	(17,299)

Operating Profit/(Loss)	11,742	9,104	20,846	(9,118)	11,728
Net finance expense					(6,588)

Profit Before Tax					5,140

Total assets	298,005	152,566	450,571	241,604	692,175
Total liabilities	88,922	35,768	124,690	267,992	392,682
Capital expenditure, including intangible assets*	(12,340)	(6,264)	(18,604)	(914)	(19,518)
Depreciation and amortization	(5,146)	(2,998)	(8,144)	(382)	(8,526)
Adjusted EBITDA	16,779	12,102	28,881	(6,671)	22,210

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

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Reconciliation of Adjusted EBITDA

	For the Three Months Ended
	Mar 31, 2012	Mar 31, 2011
	€000	€000
Adjusted EBITDA	27,336	22,210

Income from sub-leases on unused data centre sites	118	127

Exceptional income	118	127

Increase in provision for onerous lease contracts(1)	—	(18)
IPO transaction costs	—	(1,725)
Share-based payments	(739)	(340)

Exceptional general and administrative costs and share-based payments	(739)	(2,083)

EBITDA(2)	26,715	20,254

Depreciation and amortization	(9,655)	(8,526)

Operating Profit	17,060	11,728

(1)	Before deduction of income from sub-leases on unused data centre sites.
(2)	Operating profit plus depreciation, amortisation and impairment of assets.

The “IPO transaction costs” represent the write-off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering. “Exceptional income” is recorded as “Other income” in the consolidated income statement.

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7	Finance Income and Expense

	For the Three Months Ended
	Mar 31, 2012	Mar 31, 2011
	€000	€000
Bank and other interest	213	513

Finance Income	213	513

Interest expense on Senior Secured Notes, bank and other loans	(4,105)	(6,460)
Interest expense on finance leases	(8)	(16)
Interest expense on provision for onerous lease contracts	(116)	(128)
Other financial expenses	(349)	(298)
Foreign currency exchange losses	(74)	(199)

Finance Expense	(4,648)	(7,101)

Net Finance Expense	(4,435)	(6,588)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

8	Income Tax Expense

The Group’s consolidated effective tax rate of 31%, in respect of continuing operations for the three months ended March 31, 2012, was affected by non-tax-deductable share-based payment expenses (the effective tax rate of 45% for the three months ended March 31, 2011 was affected by non-deductible share-based payment expenses and IPO transaction costs).

9	Property, Plant and Equipment

Acquisitions

During the three months ended March 31, 2012, the Group acquired data-centre-related assets at a cost of €57,844,000 (three months ended March 31, 2011: €20,488,000), including capitalized interest relating to borrowing costs during construction work of new-build assets of €2,376,000 (three months ended March 31, 2011: €228,000). The cash effect of the interest capitalized for the three months ended March 31, 2012 amounted to €2,890,000, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended March 31, 2011: €409,000).

Capital Commitments

At March 31, 2012, the Group had outstanding capital commitments totalling €62,200,000. It is expected that these commitments will be substantially settled during the remainder of 2012.

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10	Related-party Transactions

In the normal course of business, key management received its contractually agreed remuneration.

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This Interim Report is unaudited